UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 28, 2021

EXTRACTION OIL & GAS, INC.
(Exact name of registrant as specified in its charter)

Delaware		001-37907	46-1473923
(State or Other Jurisdiction of Incorporation)		(Commission File Number)	(IRS Employer Identification No.)

370 17th Street
Suite 5200
Denver,	Colorado		80202
(Address of principal executive offices)			(Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.01	XOG	NASDAQ Global Select Market

Registrant’s telephone number, including area code (720) 557-8300

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Credit Agreement

On May 28, 2021, Extraction Oil & Gas, Inc. (the “Company” or “XOG”) entered into that certain Amendment No. 3 to the Credit Agreement (the “Amendment”), which amends that certain Credit Agreement, dated January 20, 2021 (as amended and modified, the “Credit Agreement”), by and among the Company, as borrower, certain subsidiaries of the Company, as guarantors (the “Guarantors”), the lenders party thereto (the “Lenders”) and Wells Fargo Bank, National Association, as administrative agent for the Lenders and as issuing lender.

The Amendment, among other things, extends the deadline to meet certain minimum hedging requirements in light of Company’s previously announced merger combination with Bonanza Creek Energy, Inc. (“BCEI”). The Amendment also contains customary representations, warranties and agreements by the Company and each Guarantor.

The foregoing description is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 10.1 and is incorporated into this Current Report on Form 8-K by reference.

Item 2.03 Creation of a Direct Financial Obligation.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between XOG and BCEI. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transaction, XOG and BCEI intend to file materials with the Securities and Exchange Commission (“SEC”), including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4 with respect to the Transaction (the “Registration Statement”), of which the Joint Proxy Statement will be a part. After the Registration Statement is declared effective by the SEC, XOG and BCEI intend to send the definitive form of the Joint Proxy Statement to the shareholders of XOG and the shareholders of BCEI. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that XOG or BCEI may file with the SEC and send to XOG’s shareholders or BCEI’s shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF XOG AND BCEI ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY XOG AND BCEI WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT, XOG, BCEI, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by XOG and BCEI with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com.

Participants in the Solicitation

XOG, BCEI, and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from XOG’s shareholders and BCEI’s shareholders in connection with the Transaction. Information regarding the executive officers and directors of XOG is included in its Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statements, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements contained in this Current Report on Form 8-K constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included herein concerning, among other things, the Transaction, any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding XOG’s or BCEI’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof. Specific forward-looking statements include statements regarding XOG and BCEI’s plans and expectations with respect to the Transaction and the anticipated impact of the Transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI common stock in the Transaction or that shareholders of XOG may not approve the merger agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of XOG and BCEI; the effects of the business combination of XOG and BCEI, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional factors that could cause results to differ materially from those described above can be found in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Annual Report on Form 10-K/A, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC, and in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “For Investors” tab, and in other documents BCEI files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither XOG nor BCEI assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1
Amendment No. 3 to Credit Agreement, dated May 28, 2021, by and among the Company, as borrower, certain subsidiaries of the Company, as guarantors, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent for the Lenders and as issuing lender.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXTRACTION OIL & GAS, INC.

Dated: June 1, 2021
	By:	/s/ Tom L. Brock
Tom L. Brock
Chief Accounting Officer

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